Dynacq Healthcare, Inc.

10304 Interstate 10 East, Suite 369

Houston, Texas 77029

Tel: (713) 378-2000, Fax: (713) 378-3155

May 14, 2010

Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Re:	Dynacq Healthcare, Inc.
Form 10-K for the fiscal year ended August 31, 2009
DEF 14A filed December 29, 2009
Form 10-Q for the Quarterly Period ended November 30, 2009
File No. 000-21574

Dear Mr. Rosenberg:

We refer to the discussion we had with Ms. Vanessa Robertson, Staff Accountant on May 6, 2010, as a follow up to our response letter dated April 5, 2010. The Commission’s comment, followed by the Company’s response to the comment, appears below.

Form 10-K for the fiscal year ended August 31, 2009

Commission Comment: 5. Acquisition and Impairment Charge, page 51

Please refer to response to Comment One and your revised disclosure. Please expand your disclosure to include how you determined the fair market value of the management rights at the acquisition date and how the information used for that analysis varies from the information used in the undiscounted cash flow performed for the year ended August 31, 2009.

Company response. The Company has further revised Note 5 to clarify the questions raised in the Comment. The changes to the Note from our letter of April 5, 2010 are red-lined.

“5. Acquisition and asset impairment charge

On March 1, 2009, the Company acquired through Dynacq-Huai Bei the right to manage Second People’s Hospital in Rui An, China (“SPH”), a not-for-profit hospital. Under the management agreement, Dynacq-Huai Bei is ultimately responsible for funding any operating deficits or rewarded with any operating profits of the hospital from November 25, 2008 through August 15, 2020, when the management agreement terminates. The period from November 25, 2008 until the management rights were acquired on March 1, 2009, was a transitional period for managing SPH, and Dynacq-Huai Bei agreed to make the acquisition of the management rights effective from that date.

The management agreement on SPH was the first hospital management agreement acquired by Dynacq-Huai Bei in China and has provided that company with valuable experience managing hospitals in China. The total purchase price for the acquisition of the management rights was $995,817, net of $101,200 cash acquired and liabilities assumed, which was allocated to the acquired assets and assumed liabilities based on estimates of their respective fair values. The following is a summary of the purchase price of the management rights for SPH as of November 25, 2008:

Accounts receivable	$140,843
Inventories	148,837
Prepaid expenses	5,994
Management rights	2,608,544
Accounts payable and accrued liabilities	(403,402)
Notes payable	(1,504,999)

Net assets acquired	$995,817

The Company paid the notes payable for $1,504,999. The net cash outflow, including the purchase price, was $2,500,816.

At the beginning of the management term, Dynacq-Huai Bei estimated that initial annual earnings from SPH would approximate $285,000 and that the annual earnings in future years could be substantially improved with strong management. This estimate of future annual earnings applied over the 11 year term of the management agreement supported the purchase price of the management rights. Subsequent to taking over the management of the hospital, management encountered unanticipated operational difficulties, including decreased patient census and increased expenses for retention and recruitment of physicians, medical staff, nurses and other medical personnel due to intense competition from hospitals in the surrounding areas, and began incurring unanticipated labor and travel costs for its employees to provide day to day direction at SPH. As a result of these additional costs, SPH experienced an operating loss for the nine months ended August 31, 2009, which varied significantly from the annual earnings estimates on which the management rights purchase price was based.

During the operating period from November 25, 2008 to August 31, 2009, SPH recognized net patient revenues of $1,769,124 and an operating loss of approximately $420,000, which included $118,162 in amortization of its management rights. Due to the significance of the operating loss recognized in 2009, management of the Company considered whether the management rights intangible asset of $2,490,382 could be recovered over the remainder of its expected life.

At the end of the fiscal year ended August 31, 2009, in accordance with SFAS 144, the Company evaluated the carrying value of its management rights. Two undiscounted cash flow projections were prepared by management; one aggressively escalated patient revenues and the other projected a normal growth in patient revenues. The likely outcome of each projection was evaluated by management and a composite projection was prepared. The results of this composite projection reflected significant operating losses in future years. The operating losses reflected in the composite cash flows were significant enough that management concluded that the $2,490,382 unamortized management right intangible asset was impaired. An impairment charge to write down the management right asset was recognized at August 31, 2009.”

The Company will include this revised language in Note 5 to its Form 10-K for the fiscal year ending August 31, 2010, unless the Commission requests that an amendment be filed to the Form 10-K for the fiscal year ended August 31, 2009.

The Company acknowledges that (i) it is responsible for the accuracy and adequacy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the information provided in this letter is sufficient to respond to the Commission’s comments. If further information is needed, please contact the undersigned.

Sincerely,

/s/ Philip Chan
Philip Chan
Chief Financial Officer

3